Exhibit 3.2

AMENDMENT NO. 2 TO

THE AMENDED AND RESTATED BYLAWS OF

FRED’S, INC.

In accordance with the provisions of Paragraph 64 of the Amended and Restated Bylaws (as previously amended, the “Bylaws”) of Fred’s, Inc. (the “Company”), the Company does hereby make and adopt this Amendment No. 2 (this “Amendment”) to the Bylaws:

1.	The Bylaws are hereby amended as follows:

Paragraph 1 of the Bylaws is hereby deleted in its entirety and replaced with the following:

The principal office of Fred’s, Inc., a Tennessee corporation (the “Corporation”), shall be 2001 Bryan Street, Suite 1550, Dallas, Texas 75201 or such other location as the Board of Directors (the “Board”) may from time to time designate.

2.	All other provisions of the Bylaws shall remain in full force and effect, unaltered except as expressly provided above.

Dated this 8th day of September, 2019

FRED’S, INC.

By:	/s/ Joseph Anto
Name:	Joseph Anto
Title:	Chief Executive Officer